# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mill City Ventures III, Ltd, CIK 0001425355
CUSIP: 59982U200
Title of class of securities: Common stock, $0.001 par value per share
Address of issuer's principal executive offices: 1907 Wayzata Blvd #205, Wayzata, Minnesota (MN), 55391
Date of event which requires filing of this statement: 07/31/2025
Filed by CIK 0002080095
Persons authorized to receive notices and communications: Samantha Andrews, 4th Floor, Harbour Place, 103 South Church Street, Grand Cayman, Cayman Islands (E9), KY1-1002, 447717 046257

## Reporting persons
- Renough Limited: type of reporting person: corporation (CO); citizenship or place of organization: Isle Of Man (Y8); source of funds: affiliate funds (AF); sole voting power 4,612,547; shared voting power 0; sole dispositive power 4,612,547; shared dispositive power 0; aggregate amount beneficially owned 4,612,547 (5.63% of the class)
- Kivalina Trust: type of reporting person: other (OO); citizenship or place of organization: Isle Of Man (Y8); source of funds: affiliate funds (AF); sole voting power 4,612,547; shared voting power 0; sole dispositive power 4,612,547; shared dispositive power 0; aggregate amount beneficially owned 4,612,547 (5.63% of the class)
- Kivalina Investment Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Isle Of Man (Y8); source of funds: affiliate funds (AF); sole voting power 4,612,547; shared voting power 0; sole dispositive power 4,612,547; shared dispositive power 0; aggregate amount beneficially owned 4,612,547 (5.63% of the class)
- Karatage Ventures (Jersey) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); source of funds: affiliate funds (AF); sole voting power 4,612,547; shared voting power 0; sole dispositive power 4,612,547; shared dispositive power 0; aggregate amount beneficially owned 4,612,547 (5.63% of the class)
- Karatage Capital Holdings (Jersey) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); source of funds: affiliate funds (AF); sole voting power 4,612,547; shared voting power 0; sole dispositive power 4,612,547; shared dispositive power 0; aggregate amount beneficially owned 4,612,547 (5.63% of the class)
- Laura Marie McGeever: type of reporting person: individual (IN); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,612,547; sole dispositive power 0; shared dispositive power 4,612,547; aggregate amount beneficially owned 4,612,547 (5.63% of the class)
- Leo Kassam: type of reporting person: individual (IN); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,612,547; sole dispositive power 0; shared dispositive power 4,612,547; aggregate amount beneficially owned 4,612,547 (5.63% of the class)
- Karatage Opportunities (CIK 0002080095): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 4,612,547; shared voting power 0; sole dispositive power 4,612,547; shared dispositive power 0; aggregate amount beneficially owned 4,612,547 (5.63% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, $0.001 par value per share
Name of issuer: Mill City Ventures III, Ltd
Address of issuer's principal executive offices: 1907 Wayzata Blvd #205, Wayzata, Minnesota (MN), 55391
Comment: Item 1 Comment: This statement on Schedule 13D (the "Schedule 13D") relates to the Common stock, $0.001 par value per share (the "Common Stock") of Mill City Ventures III, Ltd. (the "Issuer"). The Issuer's principal executive offices are at 1907 Wayzata Blvd #205, Wayzata, Minnesota, 55391.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Karatage Opportunities, a company incorporated under the laws of the Cayman Islands ('Karatage'). Leo Kassam, a citizen of the Cayman Islands ("Mr. Kassam"), Laura Marie McGeever, a citizen of the Cayman Islands ("Ms. McGeever"), Karatage Capital Holdings (Jersey) Limited, a company incorporated under the laws of Jersey ("Karatage Capital"), Karatage Ventures (Jersey) Limited, a company incorporated under the laws of Jersey ("Karatage Ventures'), Kivalina Investment Holdings Limited, a company incorporated under the laws of the Isle of Man ("Kivalina Investment"), Kivalina Trust, a trust organized under the laws of the Isle of Man ("Kivalina Trust"), and Renough Limited, a company incorporated under the laws of the Isle of Man ("Renough," and together with Karatage, Mr. Kassam, Ms. McGeever, Karatage Capital, Karatage Ventures, Kivalina Investment, and the Kivalina Trust, the "Reporting Persons"). Renough is the trustee of Kivalina Trust. Kivalina Trust is the sole shareholder of Kivalina Investment, and Kivalina Investment is the majority shareholder of Karatage Ventures. Karatage Ventures is the sole shareholder of Karatage Capital, and Karatage Capital is the sole shareholder of Karatage. Karatage is the direct holder of the Common Stock of the Issuer. Mr. Kassam and Mrs. McGeever are members of the two-member board of directors of Karatage.
Residence or business address: The principal business address of each of the Reporting Persons is as follows: (i) the principal business address of Karatage is 4th Floor, Harbour Place, 103 South Church Street, Grand Cayman, Cayman Islands KY1-1002; (ii) the principal business address of Mr. Kassam is 4th Floor, Harbour Place, 103 South Church Street, Grand Cayman, Cayman Islands KY1-1002 ; (iii) the principal address of Ms. McGeever is 4th Floor, Harbour Place, 103 South Church Street, Grand Cayman, Cayman Islands KY1-1002; (iv) the principal business address of Karatage Capital and Karatage Ventures is 13 Castle Street, St. Helier, JE2 3BT, Jersey; and (v) the principal business address of Kivalina Investment and Renough is Peveril Buildings, Peveril Square, Douglas, Isle of Man, IM99 1RZ.
Present principal occupation or employment: The principal business of Karatage, Karatage Capital, Karatage Ventures, Kivalina Investment, the Kivalina Trust, and Renough (in its capacity as trustee of the Kivalina Trust) is investing and holding investments. Mr. Kassam and Ms. McGeever are members of the two-member board of directors of Karatage.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: The information in Item 2(a) above is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information in Item 4 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information in Item 6 is incorporated herein by reference.

Securities Purchase Agreement

On July 27, 2025, the Issuer entered into securities purchase agreements (the "Securities Purchase Agreements") with certain investors, including Karatage (the "Purchasers") pursuant to which the Issuer agreed to sell and issue to the Purchasers in a private placement offering (the "Offering") an aggregate of (i) 75,789,375 shares of Common Stock, of the Issuer at an offering price of $5.42 per share, and (ii) pre-funded warrants (the "Pre-Funded Warrants") to purchase up to an aggregate of 7,236,455 shares of Common Stock (the "Pre-Funded Warrant Shares") at an offering price of $5.4199 per Pre-Funded Warrant. Each of the Pre-Funded Warrants is exercisable for one share of Common Stock at the exercise price of $0.0001 per share, immediately exercisable, and may be exercised at any time until all of the Pre-Funded Warrants issued in the Offering are exercised in full. Each Purchaser's ability to exercise its Pre-Funded Warrants in exchange for shares of Common Stock is subject to certain beneficial ownership limitations set forth therein. The Common Stock, the Pre-Funded Warrants and the Pre-Funded Warrant Shares were offered in reliance upon the exemption from the registration requirement of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(a)(2) thereof and/or Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws. The issuance of the Common Stock, the Pre-Funded Warrants and the Pre-Funded Warrant Shares have not been registered under the Securities Act and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws.

Specifically, the Issuer agreed to sell and Karatage agreed to purchase 4,612,547 shares of Common Stock for an aggregate purchase price of $25,000,004.74. In addition, the Issuer agreed to issue warrants (the "Lead Investor Warrants") to Karatage to purchase 3,113,469 shares of Common Stock (the "Lead Investor Warrant Shares") at various prices per share of Common Stock as follows: (i) 1,245,387 shares of Common Stock at an exercise price of $5.42 per share of Common Stock; (ii) 1,245,387 shares of Common Stock at an exercise price of $5.962 per share of Common Stock; (iii) 415,129 shares of Common Stock at an exercise price of $6.504 per share of Common Stock; and (iv) 207,565 shares of Common Stock at an exercise price of $7.046 per share of Common Stock. The Lead Investor Warrants are exercisable for a period of five years from the date of issuance of the warrants. The Lead Investor Warrants will vest over a period of 24 months starting six months from the Issue Date (as defined therein) in four equal installments (being 25% every six months).

The Lead Investor Warrants and Lead Investor Warrant Shares were offered in reliance upon the exemption from the registration requirement of the Securities Act, pursuant to Section 4(a)(2) thereof and/or Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws. The issuance of the Lead Investor Warrants and Lead Investor Warrant Shares have not been registered under the Securities Act and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws.

Under the Securities Purchase Agreements, the Issuer has agreed not to issue, enter into any agreement to issue, or announce the issuance or proposed issuance of any shares of Common Stock or Common Stock equivalents, or file any registration statement or any amendment or supplement thereto, for a period of 15 days after the effective date of the Resale Registration Statement (as defined below), subject to certain customary exceptions. The Issuer also agreed not to undertake any reclassifications of its Common Stock, such as a reverse or forward stock split, without the written consent of Purchasers holding a majority in interest of the shares issued or issuable to each Purchaser under the Securities Purchase Agreements, for a period of one year following the closing of the Offering, provided such consent will not be required to conduct a reverse stock split to maintain listing of the Common Stock on The Nasdaq Capital Market.

The Issuer intends to use the proceeds from the Offering to acquire the native cryptocurrency of the Sui blockchain commonly referred to as "SUI" and other cryptocurrencies with the Sui layer 1 blockchain protocol and for the establishment of the Issuer's cryptocurrency treasury operations, with 2% of the net proceeds to be used to fund the Issuer's short-term lending business.

The Reporting Persons acquired the position in the shares of Common Stock of the Issuer for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Issuer's Board, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their investments in the Issuer as they deem appropriate. These actions may include, without limitation: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are convertible into shares of Common Stock, or are based upon or relate to the value of the shares of Common Stock or the Issuer (collectively, "Securities") in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which is incorporated by reference as Exhibit 99.3 and is incorporated herein by reference.

Registration Rights Agreement

On July 27, 2025, the Issuer and the Purchasers entered into a Registration Rights Agreement (the "Registration Rights Agreement") pursuant to which the Issuer agreed to file a registration statement (the "Resale Registration Statement"), within 10 days of the closing of the Offering, providing for the resale by the Purchasers of the shares of Common Stock, Pre- Funded Warrant Shares, Lead Investor Warrant Shares, and certain other warrants and to have such registration statement declared effective within 30 days of its filing date (or 60 days, if the Securities and Exchange Commission conducts a full review), and to maintain the effectiveness of such registration statement until all securities registered pursuant to the Resale Registration Statement (i) have been sold, thereunder or pursuant to Rule 144, or (ii) starting from the third anniversary of the Registration Rights Agreement, may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Issuer to be in compliance with the current public information requirement under Rule 144.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit 99.4 and is incorporated herein by reference.

Strategic Advisor Agreement

On July 27, 2025 (the "SAA Effective Date"), the Issuer entered into a Strategic Advisor Agreement (the "Strategic Advisor Agreement") with Karatage to expand and diversify the Issuer's business operations through the integration of cryptocurrency and digital asset strategies in both its product offerings and as part of its treasury management strategy. Under the Strategic Advisor Agreement, Karatage will provide the Issuer with technical advisory services regarding the digital asset ecosystem, including SUI and related technologies, developments in the digital asset and crypto gaming industries, the selection of third-party vendors with respect to asset management and related digital asset services, and other strategic advice regarding the Issuer's digital assets treasury operations.

The Issuer will pay Karatage a tiered asset-based fee ranging from 0.0% to 0.80% per annum of the assets managed by the Issuer or an asset manager engaged by the Issuer, excluding the assets of the Issuer's short term lending business. Karatage recommended to the Issuer that it engage Galaxy Digital Capital Management LP as its asset manager. On July 27, 2025, the Issuer entered into an Asset management Agreement with Galaxy Digital Capital Management LP.

The Strategic Advisor Agreement will, unless earlier terminated in accordance with its terms, continue in effect for a period of ten years beginning on the SAA Effective Date after which time, the Strategic Advisor Agreement will automatically renew for a successive period of five years each, subject to the mutual agreement between the parties (the "Term"). Either the Issuer or Karatage may terminate the Strategic Advisor Agreement for cause immediately upon written notice if the other party: (i) materially breaches the Strategic Advisor Agreement; and (ii) fails to cure such breach within 30 days after receiving written notice of the breach. If the Strategic Advisor Agreement is terminated by the Issuer for cause or by Karatage other than for cause, Karatage will cease providing technical advisory services and the Issuer will pay Karatage any fees due and payable under the Strategic Advisor Agreement up to the date of termination, provided if the Strategic Advisor Agreement is terminated by the Issuer for any other reason or by the Karatage for cause, Karatage will cease providing technical advisory services and the Issuer will pay Karatage any fees that would be due and payable under the Strategic Advisor Agreement for the remainder of the term as if the Strategic Advisor Agreement had not been terminated.

The Strategic Advisor Agreement also contains customary representations and warranties, confidentiality provisions and limitations on liability.

The foregoing description of the Strategic Advisor Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Strategic Advisor Agreement, which is incorporated by reference as Exhibit 99.5 and is incorporated herein by reference.

Director Resignation and Appointments

On July 27, 2025, the Issuer's Board of Directors (the "Board") approved, subject to the closing of the Offering, to set the size of the Board to five members. The Board elected and appointed Marius Barnett to serve as a member of the Board. Mr. Barnett is expected to serve as Chairman of the Board.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Each of the Reporting Persons may be deemed to beneficially own 4,612,547 shares of Common Stock of the Issuer, which represents approximately 5.63% of the shares of Common Stock outstanding, based on 81,944,398 shares of Common Stock outstanding as of August 1, 2025, as reported in the Issuer's Form S-1 filed with the Securities and Exchange Commission on August 4, 2025. The shares of Common Stock reported herein are directly held and beneficially owned by Karatage. Each of Renough (in its capacity as trustee of the Kivalina Trust), the Kivalina Trust, Kivalina Investment, Karatage Ventures, Karatage Capital, Mr. Kassam, and Ms. McGeever may be deemed to beneficially own the shares of Common Stock directly held by Karatage due to their relationships with Karatage as described above in Item 2(a). Such information regarding the relationships among the Reporting Persons in Item 2(a) is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of the cover pages of this Schedule 13D for each of the Reporting Persons are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Item 4 is incorporated by reference. Except as set forth in Item 4, none of the Reporting Persons has effected any transactions in the Common Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information in Item 4 is incorporated herein by reference.

Investor Rights Agreement

On July 31, 2025, the Issuer entered into an Investor Rights Agreement with Karatage (the "Investor Rights Agreement"). Pursuant to the Investor Rights Agreement, so long as Karatage holds 10.0% of the Issuer's Common Stock or Common Stock equivalents purchased by Karatage in the Offering, Karatage will have the right to nominate a number of persons to the Board for election to the Board equal to the result of (rounded up to the nearest whole number) (a) the percentage determined by dividing (i) the number of shares of Common Stock beneficially owned by Karatage (together with its affiliates) (on an "as-converted" and "as exercised" basis and without applying any "blocker" provisions limiting the exercise or conversion of any securities held by any such person) by (ii) the total number of shares of Common Stock then outstanding (on an "as-converted" and "as exercised" basis), multiplied by (b) the then current size of the Board (counting, for purposes of this determination, all vacancies as filled), but in any event at least one director, who will serve as Chairman of the Board.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement, which is incorporated by reference as Exhibit 99.6 and is filed as an exhibit hereto.

Lock-up Agreement

On July 31, 2025, in connection with the Offering, Karatage entered into a lock-up agreement with the Issuer (the "Lock-up Agreement"). Under the Lock-up Agreement, Karatage agreed not to offer, sell, or otherwise transfer or dispose of any of the shares of Common Stock of the Issuer or securities convertible, exchangeable or exercisable, into shares of Common Stock of the Issuer for a period of twelve (12) months after the Closing Date (as defined in the Lock-up Agreement), except in certain limited circumstances as set forth in the Lock-up Agreement.

The foregoing description of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-up Agreement, which is incorporated by reference as Exhibit 99.7 and is filed as an exhibit hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

99.1 Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

99.2 Information Regarding Scheduled Persons.

99.3 Form of Securities Purchase Agreement, dated as of July 27, 2025, between the Issuer and each Purchaser (as defined therein) (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 001-41472), filed with the Securities and Exchange Commission on July 31, 2025).

99.4 Form of Registration Rights Agreement, dated as of July 27, 2025, between Issuer and each Purchaser (as defined therein) (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K (File No. 001-41472), filed with the Securities and Exchange Commission on July 31, 2025).

99.5 Strategic Advisor Agreement, dated July 27, 2025, between the Issuer and Karatage (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K (File No. 001-41472), filed with the Securities and Exchange Commission on July 31, 2025).

99.6 Investor Rights Agreement, dated as of July 31, 2025, between the Issuer and Karatage.

99.7 Form of Lock-up Agreement, dated July 31, 2025, between the Issuer and Karatage Opportunities.

## Signatures
- Renough Limited: /s/ Michael Stewart Charmer, Michael Stewart Charmer/Director (08/07/2025)
- Kivalina Trust: /s/ Michael Stewart Charmer, Michael Stewart Charmer/Director (08/07/2025)
- Kivalina Investment Holdings Limited: /s/ Deborah Jane Anderson, Deborah Jane Anderson/Director, for and on behalf of Amber Management Ltd (08/07/2025)
- Karatage Ventures (Jersey) Limited: /s/ Jade Abigail Fellowes, Jade Abigail Fellowes/Director (08/07/2025)
- Karatage Capital Holdings (Jersey) Limited: /s/ Jade Abigail Fellowes, Jade Abigail Fellowes/Director (08/07/2025)
- Laura Marie McGeever: /s/ Laura Marie McGeever, Laura Marie McGeever/Self (08/07/2025)
- Leo Kassam: /s/ Leo Kassam, Leo Kassam/Self (08/07/2025)
- Karatage Opportunities: /s/ Leo Kassam, Leo Kassam/Director (08/07/2025)